Act: 1934
Section:
Rule: 12g-3a
Public
Availability: 12/8/2011

NO ACT

DC
PE
12-5-11

11008658

December 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

DEC 08 2011

Re: XOMA Ltd.
Incoming letter dated December 5, 2011

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- XOMA Delaware may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act;

- The Division will not object if XOMA Delaware, as successor to XOMA Bermuda, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Shelf Registration Statement, the S-4 Registration Statement and XOMA Bermuda's currently effective registration statements on Form S-8 for XOMA's Share Based Benefit Plans, provided that XOMA Delaware adopts XOMA Bermuda's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act;

- The Domestication will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and XOMA Delaware will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- XOMA Delaware may take into account XOMA Bermuda's Exchange Act reporting history in determining its eligibility to use Forms S-3 and S-8;

- XOMA Bermuda's Exchange Act reporting history may be taken into account when determining the XOMA Delaware's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act; and

- Average weekly reported trading volume in XOMA Bermuda's securities during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions. This letter also expresses the Division's position on enforcement action only. It does not express a legal opinion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

December 8, 2011

Mail Stop 4561

Geoffrey E. Liebmann
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, NY 10005-1702

Re: XOMA LTD.

Dear Mr. Liebmann:

In regard to your letter of December 5, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

CAHILL GORDON & REINDEL LLP
EIGHTY PINE STREET
NEW YORK, NY 10005-1702

TELEPHONE: (212) 701-3000
FACSIMILE: (212) 269-5420

1990 K STREET, N.W.
WASHINGTON, DC 20006-1181
(202) 862-8900
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AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON, ENGLAND EC2N 2HA
(011) 44.20.7920.9800
FAX: (011) 44.20.7920.9825

WRITER'S DIRECT NUMBER

(212) 701-3313

December 5, 2011

Securities Act of 1933 - Forms S-3 and S-8; Rules 144, 174 and 414

Securities Exchange Act of 1934 - Rules 12b-2 and 12g-3(a)

Re: <u>XOMA Ltd.'s Proposed Domestication</u>

Ladies and Gentlemen:

We are writing on behalf of XOMA Ltd., an exempted company incorporated under the laws of Bermuda ("XOMA") that proposes to change its domicile from Bermuda to Delaware by means of a domestication under Section 388 of the Delaware General Corporation Law (the "DGCL"). XOMA intends to make this change by discontinuing as a Bermuda exempted company, pursuant to Sections 132G and 132H of the Companies Act 1981 of Bermuda (the "Companies Act"), and continuing (or domesticating) as a corporation organized in Delaware, pursuant to Section 388 of the DGCL. In this request, we refer to this proposed transaction as the "Domestication." We also sometimes refer to XOMA as it exists under Bermuda law before the transaction as "XOMA Bermuda" and as it exists under Delaware law after the transaction as "XOMA Delaware."

As we describe in detail below, Bermuda law permits a Bermuda exempted company to discontinue in Bermuda and continue in an appointed jurisdiction, which includes Delaware. Pursuant to the Companies Act and XOMA's current bye-laws, a discontinuance from Bermuda by XOMA must be approved by XOMA's board of directors, but no approval of XOMA's shareholders is required and XOMA's shareholders are not entitled to rights of appraisal in connection with the discontinuance. Section 388 of the DGCL, in turn, permits a company organized outside the United States to continue its existence in Delaware by filing a certificate of incorporation and a certificate of corporate domestication in Delaware and does not require the company to obtain any approvals other than those necessary under the law of the relevant non-U.S. jurisdiction. Thus, when the Domestication has been approved by the XOMA board of directors and XOMA makes the necessary filings in Delaware (and makes the related filings and publishes the requisite advertisements prescribed under Bermuda law), XOMA will be domesticated as a Delaware corporation and will cease to be a Bermuda exempted company, and the capital shares of XOMA Bermuda will automatically convert into and become capital stock of XOMA Delaware. Under Section 388 of the DGCL, XOMA Delaware will be deemed to be the same entity as, and to continue the existence of, XOMA Bermuda. Under Section 132I of the Companies Act, the discontinuance will not be deemed to operate to create a new legal entity or prejudice or affect the continuity of the body corporate that was formerly the company subject to the Companies Act.

We ask the Division of Corporation Finance (the "Division") to concur in our opinion with regard to a number of issues that will arise in connection with the Domestication, including our opinion that XOMA Delaware will be treated as a successor to XOMA Bermuda for the purpose of various requirements of the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). We note that the Division has granted similar relief on numerous prior occasions involving changes of domicile, both by way of discontinuance and domestication and by way of merger or the creation of a new holding company.

In Part I below, we briefly summarize our various requests for relief. In Part II, we outline the relevant facts and legal issues relating to the Domestication, and in Part III we set forth our requests for relief in detail and the grounds on which we believe this relief may be granted.

I. Summary of Our Requests for Relief

Following the Domestication, XOMA proposes to comply with various requirements of the federal securities laws as indicated below. We ask the Division to concur in our opinion that XOMA's proposed approach on each of these matters is appropriate under applicable law, precedent and prior guidance from the Division and the Securities and Exchange Commission (the "Commission").

Availability of Rule 174(b). As described below, XOMA will register the common stock of XOMA Delaware under the Securities Act in connection with the Domestication. With regard to the registration statement relating to the Domestication, XOMA Delaware will be treated as an issuer subject to the reporting requirements of the Exchange Act such that dealers will be entitled to rely on the exemption from the prospectus delivery requirement of Section 4(3) of the Securities Act provided by paragraph (b) of Rule 174 thereunder.

Rule 414. XOMA Delaware will be considered the successor issuer to XOMA Bermuda such that it will be entitled treat the existing Securities Act registration statements filed by XOMA Bermuda prior to the Domestication as its own and will be entitled continue the offerings registered thereby after the Domestication, in reliance on Rule 414 under the Securities Act.

Rule 12g-3. XOMA will be permitted to rely on Rule 12g-3(a) under the Exchange Act to register the common stock of XOMA Delaware under the Exchange Act.

Rule 12b-2. XOMA Delaware will be deemed to succeed to the "accelerated filer" status of XOMA Bermuda upon completion of the Domestication, as that term is defined in Rule 12b-2 under the Exchange Act.

Eligibility Requirements of Forms S-3 and S-8. Following the Domestication, XOMA Delaware will be permitted to take into account XOMA Bermuda's reporting status and history under the Exchange Act in determining whether it meets the eligibility requirements for use of Forms S-3 and S-8 under the Securities Act.

Rule 144. Persons who wish to sell securities of XOMA Delaware in reliance on Rule 144 after the Domestication will be permitted to take into account XOMA Bermuda's reporting status and history under the Exchange Act, as well as the reported trading volume in XOMA Bermuda's predecessor securities prior to the Domestication, in determining whether the current public information requirements and the volume limits of Rule 144 have been met.

II. Background Information

The Issuer

XOMA is currently an exempted company incorporated under the laws of Bermuda. XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies designed to treat autoimmune, cardio-metabolic, infectious, inflammatory and oncological diseases. It discovers, develops and manufactures therapeutic antibodies for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies and under contracts with the U.S. government. XOMA was originally incorporated in Delaware in 1981 and became a Bermuda company effective December 31, 1998. XOMA's common shares are listed on The NASDAQ Global Market ("NASDAQ").

XOMA's authorized share capital is currently comprised of 92,666,666 common shares, par value $0.0075 per share (the "XOMA Bermuda Common Shares"), and 1,000,000 preference shares, par value $0.05 per share (the "XOMA Bermuda Preference Shares"), of which 210,000 have been designated as Series A Preference Shares (the "Series A Preference Shares"). As of December 2, 2011, 34,848,032 XOMA Bermuda Common Shares were outstanding and no Series A Preference Shares were outstanding. In addition, one preference share purchase right has been issued for each issued and outstanding common share of XOMA pursuant to the XOMA shareholder rights plan that entitles the holder to purchase one one-thousandth of a Series A Preference Share (the "XOMA Bermuda Rights Plan"). The rights exercisable pursuant to the XOMA Bermuda Rights Plan (the "XOMA Bermuda Rights") are attached to the XOMA Bermuda Common Shares unless certain events occur. The XOMA Bermuda Common Shares and the XOMA Bermuda Rights are registered under Section 12 of the Exchange Act, and XOMA Bermuda is subject to the reporting requirements of Section 13(a) of the Exchange Act.

XOMA Bermuda also has outstanding (a) numerous options to purchase XOMA Bermuda Common Shares under the Share-Based Benefit Plans (as defined below), (b) warrants to purchase 1,260,000 XOMA Bermuda Common Shares, which were issued in February of

2010 in an underwritten offering and (c) warrants to purchase 347, 826 XOMA Bermuda Common Shares, which were issued in June of 2009 to certain institutional investors as part of a registered direct offering. None of the these securities are required to be registered under Section 12, or give rise to a reporting obligation under Section 13 or 15(d), of the Exchange Act, and there are no other securities of XOMA Bermuda outstanding. XOMA Bermuda does not have any debt securities outstanding.

XOMA Bermuda does not have any securities registered or required to be registered under Section 12 of the Exchange Act other than the XOMA Bermuda Common Shares and the XOMA Bermuda Rights.

XOMA currently has in effect a shelf registration statement on Form S-3 with respect to a specified aggregate amount of gross proceeds from the sale of XOMA Bermuda Common Shares, XOMA Bermuda Preference Shares and debt securities, as well as warrants representing the right to acquire such securities (File No. 333-172197, the "Shelf Registration Statement"). As of December 2, 2011, there were approximately $89 million of gross proceeds available for issuance pursuant to the Shelf Registration Statement. The Shelf Registration Statement includes a prospectus relating to the issuance and sale from time to time of XOMA Bermuda Common Shares through McNicoll, Lewis & Vlak, LLC ("MLV") as agent pursuant to an At Market Issuance Sales Agreement between XOMA and MLV dated February 4, 2011, which will be amended effective upon completion of the Domestication to allow for its continued use by XOMA Delaware.

XOMA maintains and sponsors various share compensation and benefit plans including its 2010 Long Term Incentive and Share Award Plan, its 1998 Employee Share Purchase Plan and others[1] (collectively, the "Share-Based Benefit Plans"). The XOMA Common Shares issuable under the Share-Based Benefit Plans are currently registered under the Securities Act on the following four (4) Registration Statements on Form S-8: File No. 333-108306, File No. 333-151416, File No. 333-171429 and File No. 333-174730.

The Domestication

The Companies Act permits a Bermuda exempted company to discontinue from Bermuda and continue in an appointed jurisdiction (which includes Delaware) as if it had been incorporated under the laws of the other jurisdiction. Section 132G of the Companies Act provides that a Bermuda exempted company shall not be discontinued from Bermuda and continued in an appointed jurisdiction unless (1) a resolution of shareholders approving the discontinuance is passed in a general meeting or (2) the discontinuance is approved in such manner as may be authorized by the bye-laws of the Bermuda exempted company. Article III, Section 20 of

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1 XOMA's existing registration statements on Form S-8 include common shares issuable upon exercise of options outstanding under its 1981 Share Option Plan, Restricted Share Plan, 2007 CEO Share Option Plan and 1992 Directors Share Option Plan, notwithstanding that no further options can or will be issued pursuant to such plans.

XOMA Bermuda's bye-laws specifically authorizes its board of directors to exercise all the powers of XOMA Bermuda to discontinue XOMA Bermuda to a jurisdiction outside of Bermuda pursuant to the Companies Act. Consequently, under Bermuda law and XOMA Bermuda's bye-laws, XOMA Bermuda's shareholders are not entitled to vote on the Domestication as long as it is approved by XOMA Bermuda's board of directors. Moreover, XOMA Bermuda's shareholders are not entitled to rights of appraisal under Bermuda law in connection with the Domestication.

Section 388 of the DGCL provides, in general, that an entity organized in a foreign country may become domesticated as a corporation in Delaware by filing in Delaware (1) a certificate of incorporation and (2) a certificate of corporate domestication stating, among other things, that the domestication has been approved as provided in the governing documents of the foreign entity or under applicable foreign law, as appropriate. Section 388 does not impose any separate approval requirements for a domestication. The DGCL also does not provide rights of appraisal for shareholders in connection with a domestication under Section 388.

Section 132I of the Companies Act states that a discontinuance from Bermuda and a continuance in an appointed jurisdiction shall not be deemed to operate to create a new legal entity or prejudice or affect the continuity of the corporate entity that was formerly subject to the Companies Act. Furthermore, a discontinuance from Bermuda would not constitute a liquidation, dissolution or winding up of XOMA Bermuda under Bermuda law.

Similarly, Sections 388(i) and (j) of the DGCL provide that, upon domesticating in Delaware:

- the domesticated corporation shall be deemed to be the same entity as the domesticating non-US entity, and the domestication shall constitute a continuation of the existence of the non-US entity in the form of a Delaware corporation;

- all rights, privileges and powers, as well as all property, of the non-US entity shall remain vested in the Delaware corporation;

- all debts, liabilities and duties of the non-US entity shall remain attached to the Delaware corporation and shall be enforceable against it to the same extent as if originally incurred by it; and

- the domestication shall not be deemed a dissolution of the non-US entity (unless otherwise agreed or required under foreign law).

Upon effectiveness of the Domestication, each outstanding XOMA Bermuda Common Share would automatically convert by operation of law into the right to receive an outstanding share of common stock of XOMA Delaware (collectively, the "XOMA Delaware Common Shares"). In addition, upon conversion of each XOMA Bermuda Common Share into a XOMA Delaware Common Share, the XOMA Bermuda Right associated with the former would be converted into a comparable right associated with the latter (collectively, the "XOMA Delaware Rights"). Consequently, the holders of XOMA Bermuda Common Shares would hold XOMA Delaware Common Shares representing the same proportional equity interest in XOMA

Delaware as was held in XOMA Bermuda and affording substantially the same voting, dividend and other rights as those carried by the shares held in XOMA Bermuda. XOMA Delaware would have a new certificate of incorporation and by-laws governed by Delaware law, but these would contain provisions that provide substantially the same rights and protections for shareholders and creditors as those they currently have under Bermuda law and XOMA Bermuda's bye-laws.[2] Upon completion of the Domestication, all of the directors and all of the executive officers of XOMA Bermuda would become the directors and executive officers of XOMA Delaware. All the obligations of XOMA Bermuda would remain outstanding obligations of XOMA Delaware, and the consolidated business, operations, assets and liabilities of XOMA Delaware and its subsidiaries immediately after Domestication would be the same as those of XOMA Bermuda immediately before the Domestication.[3]

Currently, the XOMA Bermuda Common Shares are listed on NASDAQ under the symbol "XOMA." XOMA will submit an application to NASDAQ so that the XOMA Delaware Common Shares will continue to be listed on NASDAQ under the symbol "XOMA" following the Domestication. As discussed below, XOMA intends to continue the registration of its common stock (and associated rights) under Section 12(b) of the Exchange Act pursuant to Rule 12g-3 thereunder.

XOMA will amend the Share-Based Benefit Plans in accordance with their terms as may be necessary to provide that XOMA Delaware Common Shares will be issued upon the exercise of any options or the payment of any other share-based awards granted under the plans, and otherwise to reflect appropriately the substitution of XOMA Delaware Common Shares for XOMA Bermuda Common Shares in connection with the plans, following the Domestication.

XOMA believes that the Domestication will provide legal, administrative and other similar efficiencies, as well as provide a basis for further efficiencies in the event XOMA undertakes to simplify its overall corporate structure. In addition, XOMA believes that the Domestication will reduce its exposure to the potential consequences of certain types of punitive or potentially adverse tax legislation that have been proposed from time to time. XOMA also believes that the Domestication will relocate its jurisdiction of incorporation to one that has a body of law more familiar to its officers, employees, board of directors and many of its shareholders. Lastly, XOMA believes that the Domestication will reduce its exposure to other potentially adverse or prejudicial actions based on its being a non-U.S. company, such as "blacklisting" of its common shares by certain pension funds or legislation restricting certain types of transactions.

2 As a condition to effecting the discontinuance under Bermuda law, each director of XOMA Bermuda is required under Section 132G of the Companies Act to make a statutory declaration confirming, among other things, that the interests or rights of bona fide creditors and shareholders of XOMA Bermuda will not be adversely affected by the discontinuance from Bermuda.

3 In connection with the Domestication, XOMA may reorganize several of its subsidiaries and the ownership structure through which they are held. However, this will not change the business, operations, assets or liabilities of XOMA and its subsidiaries, or XOMA's ownership interest in its subsidiaries, on a consolidated basis.

Registration of Shares in the Domestication

In connection with the Domestication, XOMA will register under the Securities Act all its capital shares that will be outstanding upon completion of the Domestication. Specifically, XOMA Bermuda has filed a registration statement on Form S-4 under the Securities Act (File No. 333-177165, the "S-4 Registration Statement") covering the XOMA Delaware Common Shares and the XOMA Delaware Rights into which the outstanding XOMA Bermuda Common Shares and XOMA Bermuda Rights will be converted upon completion of the Domestication. The S-4 Registration Statement was filed with the Commission on October 4, 2011. XOMA will not complete the Domestication until after the S-4 Registration Statement has been declared effective by the Commission and will ensure that the S-4 Registration Statement remains effective up to and including the day that the Domestication becomes effective and is thus completed. Because XOMA will not exist as a Delaware corporation until the Domestication becomes effective, XOMA Bermuda is initially the registrant for purposes of the S-4 Registration Statement. After the Domestication is completed, however, XOMA Delaware will file a post-effective amendment adopting the S-4 Registration Statement as its own pursuant to Rule 414 under the Securities Act.

III. <u>Grounds for Granting Our Requests for Relief</u>

Availability of Rule 174(b). Rule 174(b) under the Securities Act provides that no prospectus need be delivered by a dealer pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. XOMA Bermuda has been a reporting company under the Exchange Act for more than twelve years and will continue its existence as XOMA Delaware upon completion of the Domestication. In addition, upon completion of the Domestication, XOMA Delaware will have the same business, operations, assets and liabilities on a consolidated basis that XOMA Bermuda will have immediately prior thereto, and XOMA Delaware will be the successor to XOMA Bermuda. Accordingly, we ask the Division to concur in our opinion that, with regard to the S-4 Registration Statement, the issuer-reporting requirement of Rule 174(b) will be deemed met if it is met by XOMA Bermuda. The Division has granted similar relief in connection with other transactions involving a change in domicile.[4]

Rule 414. Rule 414 under the Securities Act provides that, if an issuer has been succeeded by another issuer incorporated under the law of another state or foreign government for the purpose of changing the state or country (or form) of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by the registration state-

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[4] See *MF Global Ltd.* (available December 15, 2009) (change of domicile from Bermuda to Delaware via discontinuance and domestication), *Weatherford International, Inc.* (available June 26, 2002) (change of domicile from Delaware to Bermuda via creation of new holding company and merger) and *Nabors Industries, Inc.* (available April 29, 2002) (change of domicile from Delaware to Bermuda via creation of new holding company and merger).

ment, provided that (a) immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets and liabilities; (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act; and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and the amendment has become effective.

"Succession" is defined in Rule 405 under the Securities Act to mean "the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer."

As a matter of Delaware and Bermuda law, the Domestication involves the continuation of the legal existence of a single company. Because the assets of XOMA Bermuda and XOMA Delaware will be identical, XOMA Delaware will have "acquired" the assets of "a going business" (XOMA Bermuda). This is true even though, as a technical matter of Delaware and Bermuda law, the Domestication would involve a continuation of the same entity rather than a transaction between two separate entities. Therefore, it is our view that the Domestication constitutes a "succession" for purposes of Rule 414 and, more generally, the provisions of the federal securities laws and the rules thereunder.[5] Accordingly, except in one respect noted below, we believe that the Domestication will satisfy all the requirements of Rule 414 in substance:

- The Domestication will be effected for one of the permitted purposes contemplated in Rule 414, namely, to change the jurisdiction of incorporation of XOMA from Bermuda to the State of Delaware.

- Because the Domestication will involve the continuation of the same entity, there will not be any separate entity having any separate assets or liabilities prior to completion of the transaction, so that XOMA Delaware will have no assets or liabilities other than those of XOMA Bermuda.

- The Domestication will be effected pursuant to Section 388 of the DGCL, Section 132H of the Companies Act and XOMA Bermuda's bye-laws, and under Section 388 the assets of XOMA Bermuda will remain vested in XOMA Delaware and all liabilities and obligations of XOMA Bermuda will be attached to XOMA Delaware.

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5 Throughout this letter, we refer to the Domestication as a succession and to XOMA Delaware as the successor to XOMA Bermuda for purposes of the federal securities laws.

- XOMA Delaware will file amendments to the registration statements filed by XOMA Bermuda expressly adopting them as its own and setting forth any such other information as may be required under paragraph (d) of Rule 414.

The only requirement of Rule 414 that would not be satisfied in substance is that of paragraph (c), which contemplates that the transaction be approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) (or information was furnished pursuant to Section 14(c)) of the Exchange Act. As described above, no shareholder vote is required under Bermuda or Delaware law (or under XOMA Bermuda's bye-laws) in order to effect the Domestication, and XOMA will not solicit any such vote. The Division has granted relief from the requirement in paragraph (c) of Rule 414 in a number of cases where the applicable law (or governing instruments of the enterprise) did not require that security holders approve the transaction and where no such approval was sought.[6] In light of these precedents and the laws of the relevant jurisdictions, we believe that XOMA will be permitted to rely on Rule 414 notwithstanding the absence of a shareholder vote.

Accordingly, we ask the Division to concur in our opinion that, upon completion of the Domestication, XOMA Delaware will be the "successor issuer" to XOMA Bermuda for the purposes of Rule 414 and that the Shelf Registration Statement, the Registration Statements on Form S-8 relating to the Share-Based Benefit Plans listed in Part II above and the S-4 Registration Statement will be deemed to be the registration statements of XOMA Delaware for the purpose of continuing the respective offerings thereunder in reliance on Rule 414, in each case insofar as XOMA Delaware files an amendment to the relevant registration statement as contemplated by paragraph (d) of Rule 414 and the amendment becomes effective.

Rule 12g-3. Rule 12g-3(a) under the Exchange Act provides that, where in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. Rule 12b-2 in relevant part defines the term "succession" to mean "the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." As discussed in the prior section, because the assets of XOMA Bermuda and XOMA Delaware will be identical, XOMA Delaware will have "acquired" the assets of "a going business" (XOMA Bermuda). This is true even though, as a technical matter of Delaware and Bermuda law, the Domestication would involve a

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6 See *MF Global Ltd.*, *Dollar Tree Stores, Inc.* (available February 20, 2008) (reorganization via creation of holding company and merger), *Roper Industries, Inc.* (available July 19, 2007) (reorganization via creation of holding company and merger), *InterDigital Communications Corporation* (available June 25, 2007) (reorganization via creation of holding company and merger), *Hecla Mining Company* (available October 31, 2006) (reorganization via creation of holding company and merger) and *Matria Healthcare, Inc* (available February 10, 2005) (reorganization via creation of holding company and merger).

continuation of the same entity rather than a transaction between two separate entities. For these reasons, we believe that the Domestication will be a succession for the purpose of Rule 12g-3 and that, upon completion of the transaction, the XOMA Delaware Common Shares (and XOMA Delaware Rights) into which the XOMA Bermuda Common Shares (and XOMA Bermuda Rights) are converted will be registered under Section 12(b) of the Exchange Act pursuant to paragraph (a) of Rule 12g-3. As previously noted, the XOMA Delaware Common Shares will be listed on NASDAQ, where the XOMA Bermuda Common Shares are currently listed.

Clause (a)(2) of Rule 12g-3 provides that paragraph (a) shall not apply if, upon consummation of the succession, the class of new securities is held of record by fewer than 300 persons. As of November 7, 2011, there were 2,377 shareholders of record of the XOMA Bermuda Common Shares, and, because the XOMA Delaware Common Shares are to be listed on NASDAQ upon completion of the Domestication, XOMA believes it is likely that those shares will continue to be widely held.

Paragraphs (e), (f) and (g) of Rule 12g-3 set forth several additional requirements relating to the filing of reports and a Form 8-K, among other things. XOMA will comply with those paragraphs to the extent applicable including, for example, by filing on a Current Report on Form 8-K a statement that the XOMA Delaware Common Shares and the XOMA Delaware Rights are registered under Section 12(b) of the Exchange Act.

Accordingly, we ask the Division to concur in our opinion that the Domestication will be a succession as defined in Rule 12b-2 of the Exchange Act and that XOMA Delaware will be entitled to rely on Rule 12g-3(a) to register the XOMA Delaware Common Shares (and XOMA Delaware Rights) under the Exchange Act. The Division has granted similar requests for relief on prior occasions.[7]

Rule 12b-2. XOMA Bermuda is currently an "accelerated filer" as defined in Rule 12b-2 under the Exchange Act. Based on our analysis of Rule 12g-3 above, we ask the Division to concur in our opinion that XOMA Delaware will succeed to the accelerated filer status of XOMA Bermuda upon completion of the Domestication. The Division has granted similar requests for relief on prior occasions.[8]

Eligibility Requirements of Forms S-3 and S-8. XOMA currently satisfies the requirements of General Instruction I.A. to Form S-3 and General Instruction A.1. to Form S-8 and has filed several registration statements on those forms, and we believe that XOMA should not be precluded from continuing to use those forms solely because of the Domestication. General Instruction I.A.7. to Form S-3 provides that a successor registrant shall be deemed to have met the eligibility conditions in clauses 1, 2, 3 and 5 of General Instruction I.A. if (1) its prede-

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7 See *MF Global Ltd.*, *Weatherford International, Inc.* and *Nabors Industries, Inc.*

8 See *MF Global Ltd.*, *Dollar Tree Stores, Inc.*, *InterDigital Communications Corporation, Roper Industries, Inc.*, *Hecla Mining Company* and *Matria Healthcare, Inc.*

cessor and it, taken together, meet those conditions; (2) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company; and (3) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. XOMA will meet the first and last of these three requirements if the Domestication is deemed to be a succession and XOMA Delaware is deemed to be the successor and XOMA Bermuda the predecessor for this purpose.

With regard to the second requirement, the Domestication is primarily for the purpose of changing XOMA's jurisdiction of incorporation, but in this case the change involves its country rather than its "state" of incorporation. We do not believe this distinction should preclude reliance on the successor registrant provision where, as here, the consolidated assets, liabilities, operations and business of the registrant will remain unchanged upon completion of the transaction. The Division has accepted this reasoning in the past and permitted successor issuers to use Form S-3 even though they moved their domicile between two different countries, including one case where the domicile was changed from Bermuda to Delaware.[9]

Accordingly, we ask the Division to concur in our opinion that, upon completion of the Domestication, XOMA Delaware will be entitled to take into account the reporting status and history of XOMA Bermuda in determining whether XOMA Delaware is eligible to use Form S-3 under the Securities Act.

General Instruction A.1. to Form S-8 requires, among other things, that the registrant be subject to the reporting requirements of Section 13 immediately prior to filing that form and have filed all reports and other materials required to be filed under Section 13 during the preceding 12 months (or such shorter period as it may have been subject to Section 13). For the avoidance of doubt, we also ask the Division to concur in our opinion that, upon completion of the Domestication, XOMA Delaware will be entitled to take into account XOMA Bermuda's reporting status and history under the Exchange Act in determining whether it is eligible to use Form S-8. The Division has taken a similar view in several situations where it has granted the requested relief regarding Form S-3.[10]

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9 See *MF Global Ltd.*, *Willbros Group, Inc.* (available February 27, 2009) (change of domicile from the Republic of Panama to Delaware via creation of holding company and merger), *Nabors Industries, Inc.* and *Weatherford International, Inc.* Although currently incorporated outside the United States, XOMA is not and has never been a "foreign private issuer" as defined in Rule 405 under the Securities Act. Thus, XOMA is already using the Securities Act forms available to a domestic issuer and would continue to do so upon completion of the transaction.

10 See *MF Global Ltd.*, *Dollar Tree Stores, Inc.*, *InterDigital communications Corporation*, *Roper Industries, Inc.*, *Hecla Mining Company*, *Matria Healthcare, Inc.*, *Willbros Group, Inc.*, *Pediatrix Medical Group, Inc.* (available December 22, 2008) (reorganization via creation of holding company and merger) and *IPC Information Systems, Inc.* (available May 20, 1999) (reorganization via creation of holding company and merger).

Rule 144. Rule 144 under the Securities Act provides an exemption from registration under the Securities Act for sales of "restricted" and "control" securities by persons other than the issuer, if certain conditions are met. Persons who wish to sell securities of XOMA in reliance on Rule 144 after the Domestication may be precluded from doing so if, as a result of the Domestication, XOMA Delaware is deemed to be a new issuer, distinct from XOMA Bermuda, or if trading volumes attributable to the securities of XOMA Bermuda before the Domestication are not deemed attributable to the corresponding securities of XOMA Delaware that are outstanding after the Domestication. As discussed below, we do not believe that this should be the case.

For certain sales, paragraph (c)(1) of Rule 144 requires the issuer to have been subject to the reporting requirements of the Exchange Act for at least 90 days immediately preceding the sale and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale (or such shorter time as the issuer has been required to file such reports). In addition, paragraph (e)(1) of Rule 144 limits the amount of securities that may be sold during specified periods in certain transactions, with the limit dependent in part on the average weekly reported volume of trading in the securities during a specified prior period of four calendar weeks.

XOMA is subject to the reporting requirements of the Exchange Act and has confirmed that it is current in its filings and that its business, operations, assets and liabilities on a consolidated basis will be the same upon completion of the Domestication as they are immediately prior thereto. In addition, the number and classes of XOMA's outstanding capital shares will be unchanged by the Domestication, its common stock will remain listed on NASDAQ under the same ticker symbol and its options and warrants will remain outstanding without any change in terms. As such, for the purposes of Rule 144, it is our opinion that XOMA Delaware will be deemed to be the same issuer as XOMA Bermuda and, therefore, that securityholders will be entitled to take into account the Exchange Act reporting status and history of XOMA Bermuda in determining whether XOMA Delaware meets the requirements of paragraph (c)(1) and that securityholders will be entitled to take into account the trading volume in the XOMA Bermuda Common Shares in determining whether the trading volume in the XOMA Delaware Common Shares meets the requirements of paragraph (e)(1).

Accordingly, we ask the Division to concur in our opinion regarding the application of paragraphs (c)(1) and (e)(1) of Rule 144 with regard to sales of XOMA securities made in reliance on Rule 144 after the Domestication. The Division has granted similar requests for relief on several prior occasions involving holding company reorganizations and changes of corporate domicile.[11]

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11 See *MF Global Ltd.*, *Pediatrix Medical Group, Inc.*, *Equitable Resources, Inc.* (available April 25, 2007) (reorganization via creation of new holding company and merger), *Matria Healthcare, Inc.*, *Nabors Industries, Inc.* and *Weatherford International, Inc.*

* * * * *

If the Division would like to discuss this letter or has any questions regarding the subject matter hereof, please contact the undersigned at (212) 701-3313 or my associate, M. Tristan Schmidt, at (212) 701-3898. We appreciate the opportunity to address these matters with you and look forward to hearing from you.

Sincerely,

Geoffrey E. Liebmann

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via Electronic Submission

cc: Christopher J. Margolin
(XOMA Ltd.)

M. Tristan Schmidt
(Cahill Gordon & Reindel LLP)